July 17, 2020

David Manion

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

maniond@sec.gov

RE: Advisors Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Manion:

On June 17, 2020, you provided telephonic comments with respect to the prospectuses and annual reports for the fiscal year ending in 2019, for The Gold Bullion Strategy Fund, The Gold Bullion Strategy Portfolio, OnTrack Core Fund, Quantified All-Cap Equity Fund, Quantified Market Leaders Fund, Quantified Alternative Investment Fund, Quantified Income Fund, Quantified STF Fund, Spectrum Low Volatility Fund, Spectrum Advisors Preferred Fund, Hundredfold Select Alternative Fund, and Kensington Managed Income Fund (each a "Fund" and together the "Funds"), each a series of Advisors Preferred Trust (the "Trust" or "Registrant"), which were included in Form N-CSR. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. With respect to the prospectus of each of the Funds, please order principal investment risks in the order of importance rather than alphabetically. Please refer to a speech presented to the Investment Company Institute by Dalia Blass in October 2018. The Staff's position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund's strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders an indication of which risks are of greater concern or salient to a fund. Thus, pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each Fund's risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, "Improving Principal Risks Disclosure" at www.sec.gov.

4833-9317-8816.1

Response: The Registrant has given the Staff's position, as well as Ms. Blass' remarks and ADI 2019-08, thoughtful consideration. The Registrant undertakes to evaluate a means of disclosing each Fund's most relevant risks ahead of other risks in each prospectus. Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff's position into consideration when preparing future filings and will seek to make such a re-ordering to the extent it can do so without potentially misleading shareholders.

Comment 2. With respect to the Hundredfold Select Alternative Fund prospectus, the staff notes that over 25 principal investment risks are presented. Please re-evaluate the multitude of such risk to assure each rises to the level of a principal investment risk. If a risk does not, please remove it.

Response. The Registrant undertakes to conduct such a review and make consistent deletions.

Comment 3. In the Hundredfold Select Alternative Fund Annual Report, as per Form N-1A, Item 27(b)(7)(ii)(A), the graph of performance that accompanies the Management's Discussion of Fund Performance section, should begin at $1,000,000 to reflect the minimum investment in the Fund rather than beginning at $10,000.

Response. The Registrant undertakes to make the adjustment described in future annual reports.

Comment 4. In the OnTrack Core Fund's and the Hundredfold Select Alternative Fund's Annual Report, as per Form N-1A, Item 27(b)(7)(i), the Management's Discussion of Fund Performance section, should give more detail as to the contribution of derivatives to Fund performance.

Response. The Registrant undertakes to provide more derivatives-related performance disclosure detail in future annual reports.

Comment 5. In the Notes to Financial Statements of the Annual Report for each of The Gold Bullion Strategy Fund, The Gold Bullion Strategy Portfolio, OnTrack Core Fund, Quantified All-Cap Equity Fund, Quantified Market Leaders Fund, Quantified Alternative Investment Fund, Quantified Income Fund, Quantified STF Fund, and Hundredfold Select Alternative Fund, please review derivative disclosures to assure that amounts disclosed are consistent with ASC 815-10-50 as to average amounts not just period end amounts.

Response. Upon review of ASC 815-10-50, the Registrant is unable to find any express command that requires disclosure of average amounts of derivatives. The Registrant understands that in certain circumstances, disclosure of averages is encouraged but not required. The Registrant undertakes to give this suggested treatment consideration in future filings.

Comment 6. With respect to the prospectus and Annual Report for the Hundredfold Select Alternative Fund, please correct the typographical errors so that each refers to a 25% limit on the investment in the Fund's subsidiary.

Response. The Registrant undertakes to make such a correction in future annual and semi-annual reports.

Comment 7. With respect to the prospectus and Annual Report for the Spectrum Low Volatility Fund, please review the use of S&P/LSTA Leveraged Loan 100 Index as the broad-based securities market index for consistency with the requirements of Item 27(b)(1)(7)(ii)(A).

Response. The Registrant has conducted such a review and believes that based on the expected composition of the Fund's assets over time, that the S&P/LSTA Leveraged Loan 100 Index is an appropriate broad-based index and believes it provides shareholders with the most relevant comparison as it aligns with the economic risks of the Fund’s portfolio when viewed from a long-term perspective.

Comment 8. With respect to the prospectus and Annual Report for the OnTrack Core Fund, the Fund held swap positions with Barclays that represent 32% of the notional value of the Fund's net assets, while the prospectus disclosure states that the Fund limits its exposure to any one counterparty to 25%. Please reconcile this apparent inconsistency and also confirm that the Fund complied with SEC and SEC staff guidance as to coverage of derivative positions with liquid assets.

Response. The Registrant notes that counterparty exposure is measured as net trade equity (or in other words, the amount owed by the counterparty to the Fund) and thus is consistent with prospectus disclosures. The Registrant believes this is consistent with prior communications with the SEC staff in which the staff requested that a fund "…limit its over-the-counter counterparty exposure to 25%..." By measuring the amount owed to the Fund by a counterparty, the Fund is capturing the economic "exposure" to that counterparty. The Registrant also confirms that the Fund maintained liquid assets in an amount sufficient to honor its derivative obligations in amounts consistent with SEC and SEC staff guidance.

Comment 9. With respect to Form N-CEN for the The Gold Bullion Strategy Portfolio, the Fund is described with VIT in its name while the prospectus and Annual Report do not. Please correct this inconsistency in future filings.

Response. The Registrant undertakes to correct any such inconsistency in future filings.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/

Parker Bridgeport

Counsel, Thompson Hine LLP